Mail Stop 3561

March 31, 2008

Robert P. Ingle
Chief Executive Officer
Ingles Markets, Incorporated
2913 U.S. Hwy. 70 West
Black Mountain, NC 28711

> **Re: Ingles Markets, Incorporated**
> **Form 10-K for Fiscal Year Ended September 29, 2007**
> **Filed November 28, 2007**
> **File No. 000-14706**

Dear Mr. Ingle:

We have reviewed your response dated March 25, 2008 to our comment letter dated February 19, 2008 and have the following additional comments. Please understand that the purpose of our review is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17

1. We note your response to comment one in our letter dated February 19, 2008 that you believe competitive harm is a basis for not complying with the disclosure requirements of SFAS 131, paragraph 37. Please explain why there is a causal connection between disclosing similar products or services and competitive harm. Show how your competitors could draw conclusions from this information causing you competitive harm. We may have further comment.

2. Your response states product category information is an "artificial metric" not used by management. Please tell us how senior management makes decisions to sell higher profit products within existing, expanded and/or renovated stores given the finite amount of floor space and capital resources as well as external

competitive economic pressures. Also explain how management is able to disclose the following about product categories and departments if management does not review financial information by product categories:

- In paragraph five of page one you disclose that design features of the Company's modern stores focus on selling high-growth, high-margin products. Explain how management identified high growth and margin products from products less profitable;
- Paragraph one on page four and three on page five discloses your plans to continue to incorporate in-store pharmacies and fuel stations in substantially all future new and remodeled stores based on a profitability analysis. Please tell us how you are able to determine these products add to a store's profitability;
- Paragraph three of page four discloses stores now carry a greater proportion of organic perishables in response to current customer preferences. Please explain how you identified organic products to be in greater demand than other perishables you offer;
- And in paragraph six of page six you state one of the company's goals is to cater to changing lifestyle needs of quality-conscious consumers who demand increasingly diverse product offerings. Please tell us how you identify products in high and low demand and tailor your offerings to suite the tastes of your consumers.

3. Notwithstanding our comments above, based on the disclosures throughout your filings and references to products in the company's communications and website we reiterate comment one of our letter dated March 4, 2008.

4. We note your response to comment two in our letter dated February 19, 2008. The proposed disclosure stating there is an increase in number and size of customer transactions does not offer any context to analyze your financial information or provide the reader with an understanding of the current material trends and their impact on the quality of your earnings. Please convey in a clear, straightforward and useful manner why these metrics display significant economic changes to your business, as applicable and show us what your disclosure will look like revised.

5. You state the $80.9 million increase in 2007 gasoline sales represents the single largest increase in the grocery segment and that you can not quantify changes comprising the remaining $187.8 million sales increase. Stating that over two-thirds of the segments sales increase is broad based is overly vague and provides no meaningful insight into a material portion of your sales variability. The discussion should include a useful analysis of the unexplained increase in grocery segment sales. See Item 303(a)(3) of Regulation S-K. For example, your

disclosure in paragraph four on page 21 of Form 10-K states the largest product category sales increases in the grocery segment were in gasoline, pharmacy, deli and produce. However, your prior response explains the deli department represents an immaterial portion of the increase and is silent with respect to the other three departments. Please provide us with an example of your revised disclosure to the extent applicable.

Please respond to these comments within 10 business days or tell us when you will provide a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Brian McAllister, Staff Accountant, at (202) 551- 3341, or Donna Di Silvio, Review Accountant, at (202) 551-3202, if you have any questions regarding the financial statements and related matters. Please contact me at (202) 551-3841 with any other questions.

Sincerely,

Michael Moran
Accounting Branch Chief